

Mail Stop 3030

December 5, 2017

Via E-mail
Joseph P. Pellegrino, Jr.
Chief Financial Officer
LeMaitre Vascular, Inc.
63 Second Avenue
Burlington, Massachusetts  01803

> **Re:** **LeMaitre Vascular, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 3, 2017**
> **File No. 001-33092**

Dear Mr. Pellegrino:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 59

1.  We note in the second paragraph of this section that you discuss management´s evaluation and conclusion on the effectiveness of your internal control over financial reporting instead of disclosing the conclusion of the effectiveness of your disclosure controls and procedures. Please note that the requirement of Item 307 of Regulation S-K is separate from the requirement of Item 308 of Regulation S-K. Please amend the filing

to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report.

Notes to the Consolidated Financial Statements

Note 2. Acquisitions and Divestitures, page F-19

2.    We note the disclosure that you acquired Restore Flow Allografts, LLC for $12 million in addition to contingent consideration of $6 million.  Please address the following:

- Explain to us how your accounting for the contingent consideration complies with paragraphs 25-5 and 25-6 of ASC 805-30 and ASC 805-30-35.

- Revise future filings to provide all of the disclosures required by ASC 805-30-50-1(c) when a business combination that includes contingent consideration occurs in the reporting period.

- Revise future filings to reconcile the opening and closing balance and disclose the valuation techniques and the quantitative information about the significant unobservable inputs underlying the level 3 fair value measurements for the contingent consideration, as required by ASC 820-10-50-2bbb and 50-2c for periods following the acquisition.

Note 3. Inventory and Other Deferred Costs, page F-25

3.    We note that as of December 31, 2016 you have capitalized $2.6 million of deferred costs which represent costs incurred for the preservation of human vascular tissues available for shipment, tissues currently in active processing, and tissues held in quarantine pending release to implantable status. Please explain to us how these deferred costs meet the criteria outlined in ASC 330-10-30 to be capitalized as inventory.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 30

4.    Consistent with Item 4 of Form 10-Q and Item 307 of Regulation S-K, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., September 30, 2017. Please note that this comment also applies to your Forms 10-Q for the Quarterly Periods Ended March 31, 2017 and June 30, 2017.

5.	We note your disclosure that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of September 30, 2017. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end. Please confirm to us that you have performed an assessment of your internal control over financial reporting in the interim period, or remove the disclosures from the requested amendment to your Form 10-Q.  Please note that this comment also applies to your Forms 10-Q for the Quarterly Periods Ended March 31, 2017 and June 30, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery